

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 19, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (713) 629-7676

Tana L. Pool
Vice President and General Counsel
Quanta Services, Inc.
1360 Post Oak Boulevard, Suite 2100
Houston, Texas 77056

> **Re: Quanta Services, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 9, 2007**
> **File No. 333-142279**

Dear Ms. Pool:

    We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 of our letter dated June 22, 2007, including the statement that the forecasts prepared by each party were not relied upon by either party "as a key determinative factor in approving the Merger" and that neither board's recommendation "was contingent on such forecasts . . . ." Please confirm your view that the financial projections provided by each party to the other party were not material to either recipient's decision to approve the proposed merger and that such information would not affect the total mix of information made available to investors of the respective companies.

Material U.S. Federal Income Tax Consequences of the Merger, page 62

2. Delete reference to the disclosure under this heading being a "general discussion."

3. We note that you have obtained two short-form tax opinions, which are included as Exhibits 8.1 and 8.2 to the registration statement. We have the following comments:

- The disclosure in this section must be the opinion of counsel with respect to all material tax consequences and not merely a summary of the opinion of such tax consequences. Please revise accordingly and clearly identify those portions of the discussion that constitute the opinion of counsel.

- Counsel rendering its opinion with respect to each material tax consequence must be specifically identified. Please revise accordingly.

- The short form tax opinions filed as exhibits to the registration statement must speak as of the date of effectiveness of the registration statement, rather than the date they are filed with the Commission. Please revise accordingly

Please also revise the applicable disclosure in the Q&A and Summary sections accordingly.

4. You must clearly disclose the tax consequences of the transaction to investors. If doubt exists because of a lack of authority addressing the tax consequences, please explain why counsel cannot give a "will" opinion, describe the degree of uncertainty in the opinion and provide risk factor disclosure setting forth the risk to investors. Alternatively, please delete words such as "we believe," "we expect," "we anticipate" or "the following discussion assumes" that transaction will be treated as a reorganization or words that describe tax consequences "generally."

Signatures

5. Please provide the conforming signature of your Chief Accounting Officer.

Exhibits
Opinion of Akin Gump Strauss Hauer & Feld LLP as to the legality of the securities

6. Please file a revised opinion of counsel that does not contain an assumption that the terms under which the shares will be issued were established in conformity with your certificate of incorporation, as it makes a legal conclusion underlying the opinion. In addition, such opinion must speak as of the date of effectiveness of the registration statement, rather than as of the date the opinion is provided to you or filed with the Commission. Please revise accordingly.

7. Please explain the qualification set forth in paragraph B. that you are registered limited liability partnership under the laws of the State of Texas.

<u>Exhibits 8.1 and 8.2</u>

8. The opinions set forth in Exhibits 8.1 and 8.2 must indicate that the discussion in the prospectus is the opinion of counsel, and not merely a fair summary or materially accurate. Please revise accordingly.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or Jennifer Thompson, Senior Staff Accountant, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Andy Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any other questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Christine B. LaFollette (*via facsimile* 713/236-0822)
        Mark Zvonkovic
        John Goodgame
        Akin Gump Strauss Hauer & Feld LLP
        1111 Louisiana Street, 44th Floor
        Houston, Texas 77002